Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$58,154	$47,656
Restricted cash	1,222	1,222
Short-term bank deposits	83,000	12,700
Accounts receivable (net of allowance of $730 and $694 at June 30, 2021 and December 31, 2020, respectively)	67,641	81,221
Prepaid expenses and other current assets	6,432	4,560
Total Current Assets	216,449	147,359

Long-Term Assets:
Property and equipment, net	5,463	6,770
Operating lease right-of-use assets	13,936	20,266
Intangible assets, net	21,678	24,376
Goodwill	152,303	152,303
Deferred taxes	6,788	7,111
Other assets	346	496
Total Long-Term Assets	200,514	211,322
Total Assets	$416,963	$358,681

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$75,141	$72,498
Accrued expenses and other liabilities	17,902	21,188
Short-term operating lease liability	4,395	4,514
Short-term loans and current maturities of long-term loans	-	8,333
Deferred revenues	4,317	5,711
Short-term payment obligation related to acquisitions	30,192	7,869
Total Current Liabilities	131,947	120,113

Long-Term Liabilities:
Payment obligation related to acquisition	5,059	30,035
Long-term operating lease liability	11,271	17,698
Other long-term liabilities	7,445	6,713
Total Long-Term Liabilities	23,775	54,446
Total Liabilities	155,722	174,559

Shareholders' equity:
Ordinary shares of ILS 0.03 par value - Authorized: 43,333,333 shares; Issued: 34,541,150 and 27,467,313 as of June 30, 2021 and, December 31, 2020 respectively; Outstanding: 34,425,811 and 27,351,974 shares as of June 30, 2021 and, December 31, 2020, respectively	287	224
Additional paid-in capital	318,690	251,933
Treasury shares at cost (115,339 shares as of June 30, 2021 and December 31, 2020)	(1,002)	(1,002)
Accumulated other comprehensive gain	22	112
Accumulated deficit	(56,756)	(67,145)
Total Shareholders' Equity	261,241	184,122
Total Liabilities and Shareholders' Equity	$416,963	$358,681

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended
	June 30,
	2021	2020
	(Unaudited)	(Unaudited)

Revenues:
Display and Social Advertising	$96,166	$42,407
Search Advertising and other	103,328	83,987
Total Revenues	199,494	126,394

Costs and Expenses:
Cost of revenues	11,595	10,646
Traffic acquisition costs and media buy	121,086	72,939
Research and development	17,473	14,329
Selling and marketing	23,484	17,920
General and administrative	8,760	7,520
Depreciation and amortization	4,377	4,553
Total Costs and Expenses	186,775	127,907

Income (loss) from Operations	12,719	(1,513)
Financial expense, net	105	733
Income (loss) before Taxes on income	12,614	(2,246)
Taxes on income (benefit)	2,225	(1,341)
Net Income (loss)	$10,389	$(905)

Net Earnings (loss) per Share
Basic	$0.31	$(0.03)
Diluted	$0.29	$(0.03)

Weighted average number of shares
Basic	33,116,072	26,546,844
Diluted	36,289,802	26,546,844

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)

Net Income (Loss)	$10,389	$(905)

Other comprehensive loss:
Change in foreign currency translation	(104)	(87)
Cash Flow Hedge:
Unrealized gain from cash-flow hedges, net of taxes	3	429
Less: reclassification adjustment for net losses included in net income	11	26

Net change	14	455

Other comprehensive income (loss):	(90)	368

Comprehensive Income (Loss)	$10,299	$(537)

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accum. other comprehensive income (loss)	Accumulated deficit	Treasury shares	Total shareholders' equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2019 (audited)	26,242,459	213	243,211	130	(77,370)	(1,002)	165,182

Stock-based compensation	-	-	4,447	-	-	-	4,447
Proceeds from exercise of stock-based compensation	1,109,515	11	4,275	-	-	-	4,286
Other comprehensive loss	-	-	-	(18)	-	-	(18)
Net Income	-	-	-	-	10,225	-	10,225

Balance as of December 31, 2020 (audited)	27,351,974	224	251,933	112	(67,145)	(1,002)	184,122

Offering of ordinary shares *)	5,738,500	52	60,908	-	-	-	60,960
Stock-based compensation	-	-	1,989	-	-	-	1,989
Proceeds from exercise of stock-based compensation	1,335,337	11	3,860	-	-	-	3,871
Other comprehensive loss	-	-	-	(90)	-	-	(90)
Net Income	-	-	-	-	10,389	-	10,389

Balance as of June 30, 2021 (unaudited)	34,425,811	287	318,690	22	(56,756)	(1,002)	261,241

*) Net of issuance expenses

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended
	June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Income (Loss)	$10,389	$(905)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,377	4,553
Stock-based compensation expense	1,989	1,941
Foreign currency translation	(89)	(47)
Accrued interest, net	(167)	-
Deferred taxes, net	295	(1,952)
Accrued severance pay, net	198	33
Loss (gain) from sale of property and equipment	(11)	84
Net changes in operating assets and liabilities
Accounts receivable, net	13,547	5,510
Prepaid expenses and other current assets	(1,689)	44
Other assets	101	125
Operating Lease right-of-use assets	6,234	1,694
Operating Lease liabilities	(6,448)	(1,827)
Accounts payable	2,647	(9,270)
Accrued expenses and other liabilities	(2,672)	(285)
Deferred revenues	(1,390)	(250)
Payment obligation related to acquisition	785	3,199
Net cash provided by operating activities	$28,096	$2,647

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(355)	(113)
Short-term deposits, net	(70,300)	6,362
Cash paid in connection with acquisitions, net of cash acquired	(3,438)	(16,145)
Obligation in connection with acquisitions	-	2,349
Net cash used in investing activities	$(74,093)	$(7,547)

Cash flows from financing activities:
Proceeds from follow-on offering, net	60,960	-
Proceeds from exercise of stock-based compensation	3,871	1,741
Repayment of long-term loans	(8,333)	(4,166)
Net cash provided by (used in) financing activities	$56,498	$(2,425)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3)	(73)

Net increase (decrease) in cash and cash equivalents and restricted cash	10,498	(7,398)

Cash and cash equivalents and restricted cash at beginning of period	48,878	39,605

Cash and cash equivalents and restricted cash at end of period	$59,376	$32,207

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$58,154	$30,986
Restricted cash included in Long-term interest-bearing bank deposits	1,222	1,221
Total cash, cash equivalents, and restricted cash	$59,376	$32,207

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$1,088	$613
Interest	$195	$578

Non-cash investing and financing activities:
Purchase of property and equipment on credit	$20	$40

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising – ad search, social media, and display/video and CTV advertising.

On January 14, 2020, the Company completed the acquisition of Content IQ LLC (see Note 3) and on July 22, 2020, the Company consummated the assets acquisition of Pub Ocean (see Note 3).

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES

a.Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2021, the consolidated statements of income (loss), the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows for the six months ended June 30, 2020 and 2021, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2021, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2021, as well as its results of operations and cash flows for the six months ended June 30, 2020 and 2021. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021 (the "Annual Report").

b.There have been no changes to the significant accounting policies described in the Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

c.Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of share-based awards, realizability of deferred tax assets, tax uncertainties, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities, determination of the product (or the service) specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenues. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenues are recorded when payments are received from customers in advance of the Company's rendering of services.

d.Recent Adopted Accounting Pronouncements

In June 2016 the FASB issued Accounting Standards Update (ASU) No. 2016-13 "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

The Company adopted Topic 326 effective January 1, 2020. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

The interim Consolidated Financial Statements for the six months ended June 30, 2021 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance was adopted for interim and annual periods beginning after December 15, 2019, although early adoption is permitted.

The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

e.Recent Accounting Pronouncements not yet adopted

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 3:ACQUISITIONS

A.Content IQ LLC

On January 14, 2020, the Company consummated the acquisition of Content IQ LLC (“Content IQ”), a privately held company founded in 2014, based in New York City. Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve current major digital publishing challenges.

The total consideration for the acquisition was $37,838, comprised of $15,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $47,050), tied to revenues and EBITDA-based metrics over a period of two years, estimated at fair value of $22,838 at the acquisition date. As of June 30, 2021, the contingent consideration is estimated at fair value of $19,755. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $11,000.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:ACQUISITIONS (Cont.)

B.Pub Ocean

On July 22, 2020, the Company acquired the net assets of Pub Ocean Limited, also known as “Pub Ocean” (the “Pub Ocean Acquisition"), a rapidly growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology.

The total consideration for the acquisition was $13,399, comprised of $4,000 paid in cash at closing and a contingent consideration (with a maximum amount of up to $17,000), tied to financial targets over a two-year period, estimated at fair value of $9,399 at the acquisition date. As of June 30, 2021, the contingent consideration is estimated at fair value of $9,006. The change in fair value of the contingent consideration was recorded to general and administrative expenses. In addition, the acquisition includes a retention-based component of up to $1,000.

NOTE 4:FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2021:

	June 30, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$14	$-	$-	$14

Total financial assets	$14	$-	$-	$14

Liabilities:
Contingent consideration in connection to the acquisitions	-	-	28,761	28,761

Total financial liabilities	$-	$-	$28,761	$28,761

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table present liabilities measured at fair value on a recurring basis as of December 31, 2020:

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration in connection to the acquisitions	-	-	31,859	31,859

Total financial liabilities	$-	$-	$31,859	$31,859

NOTE 5:GOODWILL AND INTANGIBLE ASSETS, NET

a.Goodwill

The changes in the net carrying amount of goodwill in 2020 and six months ended June 30, 2021 were as follows:

Balance as of January 1, 2020	$125,809

Acquisition of Content IQ	$23,361

Acquisition of Pub Ocean	$3,133

Balance as of December 31, 2020	$152,303

Balance as of June 30, 2021	$152,303

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of June 30, 2021, the Company had two reporting units – Advertising and Search monetization. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. As of June 30, 2021, the Company determined that there were no indicators of potential impairment with regards to its reporting units which required interim goodwill impairment analysis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b.Intangible assets, net

The following is a summary of intangible assets as of June 30, 2021:

	December 31, 2020	Amortization	June 30, 2021

Acquired technology	$53,412	$-	$53,412
Accumulated amortization	(25,548)	(2,237)	(27,785)
Impairment	(8,749)	-	(8,749)
Acquired technology, net	19,115	(2,237)	16,878

Customer relationships	36,860	-	36,860
Accumulated amortization	(22,161)	(347)	(22,508)
Impairment	(10,426)	-	(10,426)
Customer relationships, net	4,273	(347)	3,926

Tradename and other	18,503	-	18,503
Accumulated amortization	(12,405)	(114)	(12,519)
Impairment	(5,110)	-	(5,110)
Tradename and other, net	988	(114)	874

Intangible assets, net	$24,376	$(2,698)	$21,678

The following is a summary of intangible assets as of December 31, 2020:

	December 31, 2019	Additions	Amortization	OCI	December 31, 2020

Acquired technology	$31,159	$22,101	$-	$152	$53,412
Accumulated amortization	(21,810)	-	(3,579)	(159)	(25,548)
Impairment	(8,749)	-	-	-	(8,749)
Acquired technology, net	600	22,101	(3,579)	(7)	19,115

Customer relationships	31,911	4,901	-	48	36,860
Accumulated amortization	(20,727)	-	(1,465)	31	(22,161)
Impairment	(10,426)	-	-	-	(10,426)
Customer relationships, net	758	4,901	(1,465)	79	4,273

Tradename and other	18,284	-	-	219	18,503
Accumulated amortization	(11,897)	-	(217)	(291)	(12,405)
Impairment	(5,110)	-	-	-	(5,110)
Tradename and other, net	1,277	-	(217)	(72)	988

Intangible assets, net	$2,635	$27,002	$(5,261)	$-	$24,376

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:SHORT-TERM AND LONG-TERM DEBT

On December 17, 2018, ClientConnect Ltd., a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, executed a new loan facility, in the amount of $25,000. Proceeds of the loan facility were applied to refinancing of the existing debt as well as the debt of Undertone, a US subsidiary of Perion. ClientConnect's obligations under the facility were assumed by Perion in the context of the merger. Principal on the loan is payable in twelve equal quarterly instalments beginning March 2019 and maturing on December 31, 2021. The interest on the loan is at the rate of three-month LIBOR plus 5.7% per annum, payable quarterly. The credit facility is secured by liens on the assets of Perion and Undertone and is guaranteed by Undertone. The guarantee by Undertone is limited to $33,000. Financial covenants for the loan facility are tested at the level of Perion on a consolidated basis.

On March 8, 2021, the Company early repaid the full amount of its loan facility with bank Mizrachi of a principal amount of $8,333 together with the accumulated interest up to this date as per the agreement.

NOTE 7:COMMITMENTS AND CONTINGENT LIABILITIES

Legal Matters

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against the Company and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Undertone related to Undertone’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted the Company’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. In November 2017, the court dismissed the case for administrative reasons, since Adtile had not commenced arbitration proceedings. The Company is still unable to predict the outcome or range of possible loss as of the date of these financial statements, since to date Adtile had not commenced arbitration procedures. Regardless, the Company believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:SHAREHOLDERS' EQUITY

a.Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.Stock Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years. On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

The contractual term of the stock options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2021, there were 1,832,382 ordinary shares reserved for future stock-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based stock options for the six months ended June 30, 2021:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	4,527,047	$3.24	21.79	$42,942
Granted	291,803	5.89	-	-
Exercised	(1,320,337)	2.92	-	20,394
Cancelled	(121,808)	5.29	-	-
Outstanding at June 30, 2021	3,376,705	$3.68	25.41	$59,893

Exercisable at June 30, 2021	1,400,371	$4.07	3.55	$24,293

Vested and expected to vest at June 30, 2021	2,885,881	$3.68	3.53	$51,236

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based stock options for the six months ended June 30, 2021:

		Weighted average
	Number of options	Exercise price		Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	769,311	$2.78		40.53	$7,653
Granted	230,350	*	)	-	-
Exercised	(15,000)	-		-	228
Cancelled	(191,150)	*	)	-	-
Outstanding at June 30, 2021	793,511	$2.70		41.59	$14,857

Exercisable at June 30, 2021	200,000	$5.35		6.08	$3,214

Vested and expected to vest at June 30, 2021	628,679	$3.40		3.92	$11,326

*) Represents an amount less than $1

The performance-based stock options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

NOTE 9:INCOME TAXES

The Company had a tax expenses of $2,225 and tax benefit of $1,341 for the six months ended June 30, 2021 and 2020, respectively. The variations in the tax expenses (benefit) between the periods are significantly impacted by an internal restructuring of group entities, completed during the second quarter of 2020, which enabled the company to more efficiently utilize its tax attributes. The remainder of the change is due to a different mix of taxable income and loss between the different jurisdictions.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2021	2020

Numerator:
Net income (loss) attributable to ordinary shares - basic	$10,389	$(905)
Net income (loss) - diluted	$10,389	$(905)

Denominator:
Number of ordinary shares outstanding during the year	33,116,072	26,546,844
Weighted average effect of dilutive securities:
Employee options and restricted share units	3,173,730	-

Diluted number of ordinary shares outstanding	36,289,802	26,546,844

Basic net earnings (loss) per ordinary share	$0.31	$(0.03)

Diluted net earnings (loss) per ordinary share	$0.29	$(0.03)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	996,486	5,084,480

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:MAJOR CUSTOMER

A substantial portion of the Company’s revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2021	2020

Customer A	45%	63%

NOTE 12:GEOGRAPHIC INFORMATION

The following table presents the total revenues for six months ended June 30, 2021 and 2020, allocated to the geographic areas in which they were generated:

	Six months ended June 30,
	2021	2020

North America (mainly U.S.)	$167,552	$91,749
Europe	28,525	30,475
Other	3,417	4,170

	$199,494	$126,394

The following table presents the locations of the Company’s long-lived assets as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020

Israel	$9,647	$11,343
U.S.	8,675	10,157
Europe	1,077	5,536

	$19,399	$27,036